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                                             Filed by The J. M. Smucker
                                             Company pursuant to Rule 425
                                             under the Securities Act of 1933.
                                             Subject company: The J. M.
                                             Smucker Company (Commission
                                             File No 1-5111)

     The following is the content of web pages that were first published by
                  The J. M. Smucker Company on July 24, 2000.

     [Image -- Jar of Smucker's Jam]  [Stylized Header: "Investor Relations
                                       Annual Shareholders' Meeting"]



MEETING                 ANNUAL SHAREHOLDERS' MEETING INFORMATION
INFORMATION
QUESTIONS &             Date:     August 15, 2000
ANSWERS
PROXY STATEMENT         Time:     11:00 a.m. Eastern Daylight Time
TICKET
INFORMATION
MAP & DIRECTIONS        Place:    Wooster High School Performing Arts Center
                                  515 Oldman Road
                                  Wooster, Ohio 44691

                        Tickets:  Shareholders will need an ADMISSION TICKET to
If you have trouble               attend the meeting.
opening the Proxy
Statement please
click on ADOBE(R)                           If you have questions, contact:
ACROBAT(R) READER(TM)                   Corporate Investor Communications, Inc.
(free download) to                          Call Toll Free: 1-888-560-9903
view.


                       The "Questions & Answers" section highlights selected information contained in the Proxy Statement, and does not include all of the information that is important to you. To understand the combination fully and for a more complete description of the legal terms of the combination, you should read carefully the PROXY STATEMENT and the documents to which we have referred you. See "Where you can find more information" on page 59 of the Proxy Statement.

       [Stylized Footer: "With a name like Smucker's, it has to be good"]


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  [Image -- Jar of Smucker's Jam] [Stylized Header: "Investor Relations
                                      Annual Shareholders' Meeting"]

                    QUESTIONS AND ANSWERS ABOUT THE ANNUAL SHAREHOLDERS' MEETING

MEETING INFORMATION    -    What am I being asked to vote on?
QUESTIONS & ANSWERS
PROXY STATEMENT        -    Who is eligible to vote?
TICKET INFORMATION
MAP & DIRECTIONS       -    Why should I vote in favor of the combination of the
                            Class A and Class B common shares into one class of voting common shares?

                       - What is the position of the board of directors regarding the combination of the Class A and Class B common shares into one class of voting common shares?

If you have trouble    -    How many votes are needed for the combination to be
opening the Proxy           approved?
Statement please
click on ADOBE(R)      -    What will I receive in the combination if it is
ACROBAT(R) READER(TM)       approved?
(free download) to
view.                  -    How do I tell Smucker whether I want new shares or
                            cash?

                       - Will I have any dissenters' rights if I do not vote in favor of the combination?

                       - What are the income tax consequences to me resulting from the combination?

                       - How will my rights as a shareholder differ after the combination?

                       -    What should I do now?

                       - If I am not going to attend the annual meeting should I return my proxy card(s)?

                       -    Can I change my vote after I mail my proxy card(s)?

                       - What if my shares are held in "street name" by my broker?

                       - What if I do not vote or do not instruct my broker to vote my shares?

                       -    Do I need to send in my share certificates?

                       -    Who can answer my questions?

                    GENERAL

                    Q: WHAT AM I BEING ASKED TO VOTE ON?


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                    A: If you are a holder of Class A common shares, we are
                    asking you to vote those shares on three matters:

                       - the combination of our voting Class A and non-voting Class B common shares into a single class of voting common shares on a one share for one share basis, and the limited opportunity to sell all or a portion of your shares to Smucker for $18.50 per share in cash;

                       -    the election of directors; and

                       - the ratification of the appointment of our independent auditors.

                    If you are a holder of Class B common shares, we are asking you to vote those shares on the combination of our voting Class A and non-voting Class B common shares into a single class of voting common shares on a one share for one share basis, and the limited opportunity to sell all or a portion of your shares to Smucker for $18.50 per share in cash.

                    Following the combination, our existing shareholders, other than those that exercise statutory dissenters' rights or sell all of their shares to Smucker for cash, will continue to own all of Smucker's outstanding shares. Assuming we repurchase the full $100 million of common shares in the combination, approximately 80% of our outstanding shares will remain outstanding following the combination.

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                    Q: WHO IS ELIGIBLE TO VOTE?

                    A: You are eligible to vote your Class A and/or Class B common shares at the annual meeting if you were a shareholder of record of those shares at the close of business on July 3, 2000.

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                    COMBINATION OF SHARES INTO ONE CLASS AND LIMITED OPPORTUNITY
                    TO SELL SHARES TO SMUCKER Q: WHY SHOULD I VOTE IN FAVOR OF THE COMBINATION OF THE CLASS A AND CLASS B COMMON SHARES
                    INTO ONE CLASS OF VOTING COMMON SHARES?

                    A: The combination will simplify Smucker's capital structure. We believe that the combination will benefit both Smucker and you as a shareholder of Smucker by, among other things:

                       - eliminating potential investor confusion and additional administrative expenses caused by our dual class structure;

                       - eliminating perceived negative impact on the market price of our shares


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                            that results from our dual class structure; and

                       - potentially increasing our investor base and the liquidity, trading volume, and trading efficiencies of our common shares.

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                    Q: WHAT IS THE POSITION OF THE BOARD OF DIRECTORS REGARDING
                    THE COMBINATION OF THE CLASS A AND CLASS B COMMON SHARES INTO ONE CLASS OF VOTING COMMON SHARES?

                    A: Your board of directors has unanimously approved the combination, and recommends that you vote FOR the combination.

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                    Q: HOW MANY VOTES ARE NEEDED FOR THE COMBINATION TO BE
                    APPROVED?

                    A: The combination requires the approval of:

                       - at least two-thirds of the voting power of the Class A common shares, giving effect to ten-vote shares, voting as a class; and

                       - at least two-thirds of the Class B common shares, voting as a class.

                    Each Class A common share will have ten votes on each matter to be considered at the meeting, including the combination, unless there has been a change in beneficial ownership of a Class A common share during the four years immediately preceding July 3, 2000. In the event that there has been a change in beneficial ownership during those four years, the current owner of that share will have only one vote with respect to that share.

                    Each Class B common share will have one vote on the approval of the combination. The Class B common shares will not vote on any other matter to be presented at the meeting.

                    Smucker's directors, executive officers, and members of the Smucker family have indicated that they intend to vote their Smucker shares FOR the combination. As of July 3, 2000, these directors, executive officers, and family members were entitled to vote approximately 3,653,965 Class A common shares, or approximately 26% of the outstanding Class A common shares, representing, in the aggregate, approximately 39% to 50% of the voting power of the Class A common shares.

                    As of July 3, 2000, Smucker's directors, executive officers, and members of the Smucker family were entitled to vote approximately 3,108,537 Class B common shares, or approximately 22% of the outstanding Class B common shares.

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                    Q: WHAT WILL I RECEIVE IN THE COMBINATION IF IT IS APPROVED?

                    A: In exchange for each Class A and Class B common share that you own, you will have the right to receive, subject to the limitations described below:

                       -    $18.50 in cash; or

                       -    one new Smucker common share.

                    We will not pay more than $100 million in cash in the aggregate to our shareholders in connection with the combination, and will pay that cash to our shareholders only if the combination is approved. If our shareholders elect to receive cash in an aggregate amount that exceeds $100 million, the available cash will be divided among all shares that have elected to receive cash on a pro rata basis. If shareholders elect to receive $100 million or less in the aggregate, there will not be any proration, and shareholders will receive what they elected to receive. See "The Combination -- Adjustment of Amount of Cash Received" beginning on page 29 of the Proxy Statement. Each Class A and Class B common share that is not converted into cash will be converted into one new Smucker common share.

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                    Q: HOW DO I TELL SMUCKER WHETHER I WANT NEW SHARES OR CASH?

                    A: An election form is being sent to our record holders. To receive cash, record holders must complete, sign, and return the election form as directed on the form. If a record holder fails to submit an election form within the deadline stated on the form, that record holder will be deemed to have indicated that he or she wishes to receive new Smucker common shares.

                    It is possible that you will not receive cash in exchange for all of the shares for which you have made a cash election due to the limitations on the payment of cash discussed in the previous answer.

                    All of our directors and executive officers, including Tim Smucker, our Chairman, and Richard Smucker, our President, have indicated that they will convert all of the Class A and Class B common shares that they own or control into new Smucker common shares in the combination.

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                    Q: WILL I HAVE ANY DISSENTERS' RIGHTS IF I DO NOT VOTE IN
                    FAVOR OF THE COMBINATION?

                    A: You may be entitled to statutory dissenters' rights if you do not vote in favor of the combination. You must follow the procedures described in the Proxy Statement to assert your dissenters' rights. See "The Combination -- Dissenters' Rights" beginning on page 31 of the Proxy Statement.


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                    Q: WHAT ARE THE INCOME TAX CONSEQUENCES TO ME RESULTING FROM
                    THE COMBINATION?

                    A: The conversion of your Class A or Class B common shares into new Smucker common shares will be a tax free event to you under the federal income tax laws.

                    If you elect to receive cash for some or all of your Class A or Class B common shares, you will generally recognize, subject to appropriate holding periods, a capital gain or loss equal to the difference between the amount of cash received and your basis in the Class A or Class B common shares.

                    We encourage you to consult your own tax advisor regarding the tax consequences of the combination to you based on your particular circumstances. See the discussion of material federal income tax consequences beginning on page 23 of the Proxy Statement.

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                    Q: HOW WILL MY RIGHTS AS A SHAREHOLDER DIFFER AFTER THE
                    COMBINATION?

                    A: After the combination occurs, your rights as a holder of new Smucker common shares will be governed by the articles of incorporation and regulations attached to the Proxy Statement as Annexes D and E, rather than Smucker's current articles of incorporation and regulations. The differences between the current Smucker's articles of incorporation and regulations and the articles of incorporation and regulations that will govern Smucker following the combination are described beginning on page 40 of the Proxy Statement.

                    Generally, however, Class A shareholders will have the same rights as they did before the combination and Class B shareholders will have the right to one vote for each new common share received, with the possibility of ten votes per share if they hold the shares for four years from the effective date of the combination. These rights are essentially the same as the current rights of the Class A shareholders.

                    In addition, your relative voting power will likely change. Holders of Class A common shares should be aware that because the Class B common shares will be converted into voting shares in the combination, the relative voting power of each Class A common share will decrease following the combination. Also, our directors and executive officers and members of the Smucker family have indicated that they will convert all of their Class A and Class B common shares into new common shares in the combination. We anticipate that some other holders will elect to receive cash in the combination. Accordingly, we estimate the voting power of our directors and executive officers and of the members of the Smucker family may increase slightly immediately following the


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                    combination.

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                    PROCEDURES

                    Q: WHAT SHOULD I DO NOW?

                    A: You should mail your signed and dated proxy card(s) in the enclosed envelope as soon as possible so that your shares will be represented and voted at the annual meeting.

                    If you wish to receive cash in the combination for some or all of your shares and you are a record holder, you should also complete the election form that is being sent to you and send it and your share certificates to the address on the election form. If you wish to receive cash in the combination for some or all of your shares and your shares are held in "street name" by your broker, you should complete the instruction form that your broker will send to you.

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                    Q: IF I AM NOT GOING TO ATTEND THE ANNUAL MEETING SHOULD I
                    RETURN MY PROXY CARD(S)?

                    A: YES. Returning your proxy card(s) ensures that your shares will be represented at the annual meeting, even if you are unable or do not want to attend.

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                    Q: CAN I CHANGE MY VOTE AFTER I MAIL MY PROXY CARD(S)?

                    A: Yes. You can change your vote by:

                       - if you are a record holder, sending a written notice to the Corporate Secretary of Smucker that is received prior to the annual meeting that states that you are revoking your proxy. If your broker holds your shares, contact your broker;

                       - signing a new, later dated proxy card and delivering it to our proxy solicitor prior to the annual meeting; or

                       - obtaining an admission card, attending the annual meeting, and voting in person.

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                    Q: WHAT IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER?

                    A: Your broker will vote your shares with respect to the combination only if you provide written instructions to your broker on how to vote, so it is important that

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                    you provide your broker with instructions. If you do not
                    provide your broker with instructions, your shares will not be voted with respect to the combination and will not count toward approval of the combination. Your Class A common shares may, however, be voted in the election of our directors and ratification of our independent auditors. To ensure that your broker receives your instructions, we suggest that you send them in the envelope enclosed with the instructions. If you wish to vote in person at the meeting, and hold your shares in your broker's name, you must contact your broker and request a document called a "legal proxy." You must bring this legal proxy to the meeting in order to vote in person.

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                    Q: WHAT IF I DO NOT VOTE OR DO NOT INSTRUCT MY BROKER TO
                    VOTE MY SHARES?

                    A: Abstentions and broker non-votes will be counted as votes against the combination.

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                    Q: DO I NEED TO SEND IN MY SHARE CERTIFICATES?

                    A: IF YOU HOLD YOUR OWN SHARE CERTIFICATES AND WISH TO ELECT TO RECEIVE CASH FOR SOME OR ALL OF YOUR CLASS A OR CLASS B COMMON SHARES, YOU SHOULD SEND IN YOUR SHARE CERTIFICATES WITH THE ELECTION FORM THAT IS BEING SENT TO YOU. The election form provides detailed instructions explaining how to elect to receive cash and surrender your certificates.

                    IF YOU HOLD YOUR OWN SHARE CERTIFICATES AND DO NOT WISH TO ELECT TO RECEIVE CASH FOR ANY OF YOUR CLASS A OR CLASS B COMMON SHARES, YOU SHOULD NOT COMPLETE THE ELECTION FORM OR SEND IN YOUR SHARE CERTIFICATES. Your share certificates representing Class A or Class B common shares will automatically represent new Smucker common shares following the combination. There is no need to exchange your share certificates. After the combination is effective, you will, however, be permitted to exchange your share certificates for a certificate representing the same number of new Smucker common shares printed on new certificate paper and without the "Class A" or "Class B" designation, if you wish.

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                    Q: WHO CAN ANSWER MY QUESTIONS?

                    A: If you have questions regarding the annual meeting or need assistance in voting your shares, please contact our proxy solicitor:

                    Corporate Investor Communications, Inc.
                    111 Commerce Road
                    Carlstadt, New Jersey 07072-2586


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                    Telephone: (888) 560-9903

                    All other questions should be directed to:

                    The J. M. Smucker Company
                    Strawberry Lane
                    Orrville, Ohio 44667-0280
                    Attn: Shareholder Services
                    Telephone: (330) 682-3000

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                    The "Questions & Answers" section highlights selected
                    information contained in the Proxy Statement, and does not include all of the information that is important to you. To understand the combination fully and for a more complete description of the legal terms of the combination, you should read carefully the PROXY STATEMENT and the documents to which we have referred you. See "Where you can find more information" on page 59 of the Proxy Statement.

                         If you have questions, contact:
                     Corporate Investor Communications, Inc.
                         Call Toll Free: 1-888-560-9903

       [Stylized Footer: "With a name like Smucker's, it has to be good"]